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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Strong,                      Liam
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        c/o ITXC Corp.
    ----------------------------------------------------------------------------
                                   (Street)
        750 College Road East
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

        Princeton                     NJ                              08540
    ----------------------------------------------------------------------------

2.  Date of Event Requiring Statement (Month/Day/Year)               5/9/02
                                                                  --------------

3.  IRS or Social Security Identification Number of Reporting Person (Voluntary)

    -----------------------

4.  Issuer Name and Ticker or Trading Symbol  ITXC CORP. (ITXC)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    _X_ Director    ___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

7.  Individual or Joint Group Filing (Check Applicable Line)

    __X__ Form filed by One Reporting Person
    _____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock               0                    D
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--------------------------------------------------------------------------------
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                                                                          (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one reported person, see Instruction
     5(b)(v).

SEC 1473 (7-96)

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Stock option (right to         5/9/        5/9/          Common Stock     30,000        $4.751             D
 purchase)                      2003(1)     2012
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

Explanation of Responses:

(1) The stock options vest annually in equal 25% installments beginning on May 9, 2003.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


Liam Strong


By: /s/ Peter H. Ehrenberg                      May 14, 2002
-------------------------------------------     ---------------------
** Signature of Reporting Person                Date
Peter H. Ehrenberg, Attorney-in-Fact



  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Page 2 form are not required to respond unless the form displays a currently valid OMB Number.

Page 2
SEC 1463 (7-96)


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